UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 1)

Galyan’s Trading Company, Inc.

(Name of Subject Company (issuer))

Diamondbacks Acquisition Inc.
a wholly owned subsidiary of
Dick’s Sporting Goods, Inc.

(Names of Filing Persons (offeror))

Common Stock, no par value

(Title of Class of Securities)

36458R101

(CUSIP Number of Class of Securities)

William R. Newlin, Esq.
Executive Vice President
and Chief Administrative Officer
Dick’s Sporting Goods, Inc.
300 Industry Drive
Pittsburgh, PA 15275
(724) 273-3400

with a copy to:
Lewis U. Davis, Jr., Esq.
Jeremiah G. Garvey, Esq.
Buchanan Ingersoll PC
One Oxford Centre
301 Grant Street, 20th Floor
Pittsburgh, PA 15219
(412) 562-8800

(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction valuation*	Amount of Filing Fee**

$339,841,336	$43,057.90

* Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The calculation of the transaction valuation assumes the purchase of 17,435,368 shares of Galyan’s common stock, which is all of the issued and outstanding common stock as set forth in the Merger Agreement, a copy of which was filed as Exhibit (d)(1) to the Schedule TO filed by Dick’s Sporting Goods, Inc. on June 29, 2004, at a purchase price of $16.75 per share. The transaction valuation also includes the offer price of $16.75 per share multiplied by 2,853,667, the number of exercisable options outstanding as set forth in the Merger Agreement that could be tendered.

** The amount of the filing fee was calculated in accordance with Section 14(g)(3) of the Exchange Act, and equals $126.70 per million dollars of the transaction valuation amount.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $43,057.90
Form or Registration No.: Schedule TO (Reg. No. 005-62173)
Filing Party: Dick’s Sporting Goods, Inc. and Diamondbacks Acquisition Inc.
Date Filed: June 29, 2004

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☒ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 11. Additional Information.
Item 12. Exhibits.
SIGNATURE
PRESS RELEASE

     This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Statement”), originally filed with the Securities and Exchange Commission on June 29, 2004, by Diamondbacks Acquisition Inc., an Indiana corporation (“Purchaser”) and wholly-owned subsidiary of Dick’s Sporting Goods, Inc., a Delaware corporation (“Dick’s” or the “Parent”), relating to Purchaser’s offer to purchase all of the issued and outstanding common stock, no par value per share (the “Shares”), of Galyan’s Trading Company, Inc., an Indiana corporation (“Galyan’s” or the “Company”) at a purchase price of $16.75 per share, net to the seller in cash and without interest thereon, upon the terms and conditions as described in the Offer to Purchase, dated June 29, 2004 (as amended, the “Offer to Purchase”), a copy of which has been filed as Exhibit (a)(1)(A) to the Statement, and the related letter of transmittal and the instructions thereto, a copy of which has been filed as Exhibit (a)(1)(B) to the Statement (which, as they may be amended or supplemented from time to time, together constitute the “Offer”). Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Statement.

Item 11. Additional Information.

Items (a)(2) and (a)(3) of Item 11 are hereby amended and supplemented to include the following:

On July 12, 2004, Dick’s issued a press release announcing that, with respect to the Offer, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, expired at 11:59 p.m. (Eastern Time) on Friday, July 9, 2004. A copy of the press release is attached hereto as Exhibit (a)(5)(D) and is incorporated herein by reference.

Additionally, Galyan’s had been identified as a “subject company,” under the Ohio Control Bid Statute, and as a result, Dick’s and Purchaser filed a Form 041, Filing of Information Pertaining to a Control Bid, with the Ohio Division of Securities on June 29, 2004, concurrently with the filing of the Schedule TO. The Ohio Division of Securities then had five days to complete its review of the filing and to notify Dick’s and the Purchaser of any deficiencies or if additional information was required for the filing, after which period Ohio’s jurisdiction with respect to the Offer lapsed. The five day review period has since expired and Ohio’s jurisdiction with regard to the Offer has lapsed.

Item 12. Exhibits.

(a)(5)(D)          Press Release issued by Dick’s Sporting Goods, Inc., dated as of July 12, 2004.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DICK’S SPORTING GOODS, INC.

Date: July 12, 2004	By:	/s/ William R. Newlin
	Name:	William R. Newlin
	Title:	Executive Vice President and
Chief Administrative Officer

Exhibit Index

Exhibit	Exhibit Name

(a)(5)(D)	Press Release issued by Dick’s dated as of July 12, 2004